Exemption File No.82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CHANGE OF ALTERNATE DIRECTOR

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") hereby announces that:

1. Mr. Ho Kian Cheong has resigned as an Alternate Director to Mr. Ho Kian Guan, a Non-Executive Director of the Company, with effect from 29 October 2004; and
2. Mr. Ho Kian Hock has been appointed as an Alternate Director to Mr. Ho Kian Guan with effect from 4 November 2004.

Mr. Ho Kian Hock, aged 57, is a director and vice chairman of Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited) and a director of Keck Seng (Malaysia) Berhad (a company listed on the Bursa Malaysia Securities Berhad (the "BMSB")). Mr. Ho Kian Hock is an alternate director of Petaling Garden Berhad, Pelangi Berhad (both companies listed on the BMSB) and Parkway Holdings Ltd. (a company listed on the Singapore Exchange Securities Trading Limited). Mr. Ho Kian Hock is also an alternate director of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited and Shangri-La Hotel Limited, Singapore (all are subsidiaries of the Company). Mr. Ho Kian Hock is a brother of Mr. Ho Kian Guan.

Mr. Ho Kian Hock has not entered into any service contract with the Company and will not receive any director's fees. Pursuant to the Bye-Laws of the Company, the office of an Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant appointing Director ceases to be a Director of the Company.

Save as disclosed above, Mr. Ho Kian Hock does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company. As at the date of this announcement, Mr. Ho Kian Hock has corporate interest in 102,919,336 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Ho Kian Hock has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Due to personal reason, Mr. Ho Kian Cheong resigned as an Alternate Director to Mr. Ho Kian Guan. Mr. Ho Kian Cheong has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to thank Mr. Ho Kian Cheong for his past services to the Company and to welcome Mr. Ho Kian Hock to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 4 November 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*

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